November 19, 2018

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	PepsiCo, Inc.
Registration Statement on Form S-4
Filed on November 19, 2018

Dear Sir/Madam:

In connection with the above-referenced Registration Statement on Form S-4 (the “Registration Statement”) relating to the offer by PepsiCo, Inc. (the “Company”) to exchange (the “Exchange Offer”) its outstanding (i) 7.29% Senior Notes due 2026, Series A, (ii) 7.44% Senior Notes due 2026, Series A, (iii) 7.00% Senior Notes due 2029, Series A and (iv) 5.50% Senior Notes due 2035, Series A (collectively, the “Old Notes”) for its new (i) 7.29% Senior Notes due 2026, (ii) 7.44% Senior Notes due 2026, (iii) 7.00% Senior Notes due 2029 and (iv) 5.50% Senior Notes due 2035 (collectively, the “New Notes”), respectively, the Company hereby confirms to the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (“SEC”) that the Company is registering the Exchange Offer in reliance on the Staff’s position enunciated in the Exxon Capital Holdings Corporation SEC no-action letter (available May 13, 1988), the Morgan Stanley & Co. SEC no-action letter (available June 5, 1991) and the Shearman & Sterling SEC no-action letter (available July 2, 1993).

The Company represents to the Staff that:

(i)                                   The Company has not entered into any arrangement or understanding with any person to distribute the New Notes to be received in the Exchange Offer and, to the best of the Company’s information and belief, each person that will participate in the Exchange Offer will acquire the New Notes in its ordinary course of business and has no arrangement or understanding with any person to participate in the distribution of the New Notes to be received in the Exchange Offer. In this regard, the Company will make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus or otherwise) that if such person is participating in the Exchange Offer for the purpose of participating in a distribution of the New Notes to be acquired in the Exchange Offer, such person (i) could not rely on the Staff position enunciated in the Exxon Capital Holdings Corporation, Morgan Stanley & Co. and Shearman & Sterling no-action letters and interpretive letters of similar effect and (ii) must comply with registration and prospectus delivery requirements of the Securities Act of 1933, as amended (the “Act”), in connection with a secondary resale transaction. The Company acknowledges that such a secondary resale transaction should be covered by an effective registration statement containing the selling securityholder information required by Item 507 of Regulation S-K.

(ii)                                The Company will also make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus or otherwise) that any broker-dealer who holds Old Notes acquired for its own account as a result of market-making activities or other trading activities may participate in the Exchange Offer so long as the broker-dealer has not entered into any arrangement or understanding with the Company or an affiliate of the Company to distribute the New Notes.

(iii)                             The Company will also make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus or otherwise) that any broker-dealer who holds Old Notes acquired for its own account as a result of market-making activities or other trading activities, and who receives New Notes in exchange for such Old Notes pursuant to the Exchange Offer, may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Act (as described in the Shearman & Sterling no-action letter) in connection with any resale of such New Notes.

(iv)                            The Company will include in the transmittal letter or similar documentation to be executed by an exchange offeree in order to participate in the Exchange Offer a representation to the effect that by accepting the Exchange Offer, the exchange offeree represents to the Company that it is not engaged in, and does not intend to engage in, a distribution of the New Notes, and that if the exchange offeree is a broker-dealer holding Old Notes acquired for its own account as a result of market-making activities or other trading activities, it will deliver a prospectus meeting the requirements of the Act in connection with any resale of New Notes received in respect of such Old Notes pursuant to the Exchange Offer.

[Signature page follows]

Very truly yours,

PepsiCo, Inc.

By:	/s/ Cynthia A. Nastanski
Name: Cynthia A. Nastanski
Title: Assistant Secretary